UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                   RJR NABISCO HOLDINGS CORP.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           74960K 876
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                      114 West 47th Street
                    New York, New York 10036
                         (212) 626-0888

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          June 5, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 8 Pages

                          SCHEDULE 13D

CUSIP No. 74960K 876                           Page  of 8 Pages


1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) //
                                                                  (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC,OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               12,414,800

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               12,414,800

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,414,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.5%

14   TYPE OF REPORTING PERSON*
          PN
                              SCHEDULE 13D

CUSIP No. 74960K 876                                   Page  of 8 Pages


1    NAME OF REPORTING PERSON
          Riverdale Investors Corp., Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) //
                                                                   (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC,AF,OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               533,500

     8    SHARED VOTING POWER
               12,414,800

     9    SOLE DISPOSITIVE POWER
               533,500
     10   SHARED DISPOSITIVE POWER
               12,414,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,948,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.7%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 74960K 876                                   Page  of 8 Pages


1    NAME OF REPORTING PERSON
          Barberry Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) //
                                                                   (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC,OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               140,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               140,000

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          140,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than one tenth (1/10) of one percent.

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 74960K 876                                   Page  of 8 Pages


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) //
                                                                   (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               13,088,300

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               13,088,300

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,088,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.8%

14   TYPE OF REPORTING PERSON*
          IN

                              SCHEDULE 13D



Item 1.  Security and Issuer

          This Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on March 11, 1996, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp. Inc. a Delaware corporation ("Riverdale"), Barberry Corp., a Delaware corporation ("Barberry") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants") is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D previously filed by the Registrants.


Item 2.  Identity and Background

          Item 2 is amended and restated as follows:

          Prior to this Amendment No. 1, Registrants and the Brooke Entities may have been deemed to be a "group" within the meaning of Section 13(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). However, as of June 5, 1996, the date of termination of the High River Agreement and New Valley Agreement (collectively, the "Agreements"), the Registrants are of the belief that the Registrants and Brooke Entities may no longer be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act.


Item 3.  Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended to add the following:

          The aggregate purchase price of the 2,322,500 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $ 78,103,165 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants and funds borrowed pursuant to margin accounts.


Item 4.   Purpose of Transaction

     Section 4 is hereby amended by adding the following:

      As of June 5, 1996, High River and the Brooke Entities terminated the High River Agreement and New Valley Agreement by mutual consent. The termination leaves in effect for one year certain provisions of the Agreements concerning payments to be made to High River in the event New Valley achieves a profit (after deducting certain expenses) on the sale of the Shares of Issuer which are held by it or they are valued at the end of such year at higher than their purchase price or in the event Brooke or its affiliates engage in certain transactions with Issuer. Other than such provisions, there are no agreements, arrangements or understandings between Registrants and the Brooke Entities with respect to the Issuer or its outstanding securities, and Registrants do not believe that they and the Brooke Entities constitute a group within the meaning of Section 13(d)(3) of the Act, although Registrants and the Brooke Entities continue to share the belief that the Issuer should immediately spin-off Nabisco. However, unlike the Brooke Entities, Registrants now believe that stockholders of the Issuer would not support a settlement of the tobacco litigation, except on an industry-wide basis.

     Registrants are considering their future course of action with respect to the Issuer. They remain of the belief that, in light of the vote of stockholders who are in favor of an immediate spin-off, and now that the class of plaintiffs in the Castano litigation has been decertified, it is incumbent upon management of the Issuer to act in the best interests of stockholders and immediately spin-off Nabisco during the window of opportunity that now exists, but may not continue to exist, for the spin-off. Registrants have been engaged in discussions with third parties, including but not limited to several large shareholders of the Issuer, to determine the feasibility of forming a slate of persons totally independent of Registrants and the Brooke Entities who would call for a special meeting of stockholders of the Issuer as well as run for election as directors of the Issuer and who are committed to the idea of the spin-off of Nabisco.
No determination has been made as to the feasibility of such a course of action. No agreements, arrangements or understandings exist between Registrants and third persons with respect to the foregoing.

     Registrants reserve the right to continue to acquire securities of the Issuer from time to time in the open market or otherwise. In addition, they reserve to right to sell any securities of the Issuer at any time and from time to time in the open market or otherwise.


Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended to add the following:

          (a) As of the close of business on June 5, 1996, Registrants may be deemed to beneficially own in the aggregate 13,088,300 Shares representing approximately 4.8% of the Issuer's outstanding Shares (based upon the 273,094,058 Shares stated to be outstanding as of March 31, 1996, by the Issuer in the Issuer's 10-Q filing filed with the Securities and Exchange Commission (the "SEC") on May 1, 1996).

          (b) High River has sole voting power and sole dispositive power with regard to 12,414,800 Shares. Riverdale has sole voting power and sole dispositive power with regard to 533,500 Shares. Riverdale also has shared voting power and shared dispositive power with regard to 12,414,800 Shares. Barberry has sole voting power and sole dispositive power with regard to 140,000 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 13,088,300 Shares.

          (c) Transactions in the Shares by any of the Registrants effected in the past sixty days are described in Schedule A attached hereto and are incorporated herein by reference. All such transactions were effected in the open market on national securities exchanges.

          (e) As of June 5, 1996, due to the termination of the High River Agreement and New Valley Agreement, the Registrants ceased to be the beneficial owners of more than five (5) percent of the Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is hereby amended to add the following:

          The High River Agreement, entered into on October 17, 1995 (and amended on November 5, 1995) and the New Valley Agreement, entered into on October 17, 1995 (amended by the letter agreement dated October 17, 1995, and further amended by the letter agreement dated November 5, 1995) were terminated as of June 5, 1996, pursuant to an Agreement of Termination duly executed by all parties to the Agreements. The Agreement of Termination dated as of June 5, 1996, is attached hereto as Exhibit 1, and incorporated herein by reference in its entirety.


Item 7.   Material to be Filed as Exhibits

1. Agreement of Termination between the Registrants and the Brooke Entities, dated June 5, 1996.

                          SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 1996


RIVERDALE INVESTORS CORP., INC.

By:  /s/Robert J. Mitchell
     Robert J. Mitchell

Its: Vice President and Treasurer



HIGH RIVER LIMITED PARTNERSHIP

By:  RIVERDALE INVESTORS CORP. INC.

Its: General Partner

By:  /s/Robert J. Mitchell
     Robert J. Mitchell

Its: Vice President and Treasurer



     /s/ Carl C. Icahn
     Carl C. Icahn












(Signature Page of Schedule 13D Amendment No. 1 with respect to RJR Nabisco Holdings Corp.)
                         SCHEDULE A

           Schedule of Transactions in the Shares


               No. of Shares    No. of       Price Per
Name             Purchased    Shares Sold    Per Share1

High River     5/21/96         28,400        30.875
Limited                       130,500        31
Partnership                    18,500        31.125

High River     5/22/96         22,600        30.875
Limited
Partnership

High River     5/23/96          2,000        30.875
Limited
Partnership





























1/  Excludes brokerage commissions.